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Craft Beer
The Balloon Factory by FAB Beer

Brewery

1060 Broadway
Somerville, MA 02144
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INVESTMENT OPPORTUNITY
The Balloon Factory by FAB Beer is seeking investment to open a new, welcoming, innovative, and community-focused brewery - BALLOON FACTORY in Somerville, which is simulatenoulsy dedicated to support the local arts community.
First LocationLease SecuredGenerating Revenue
Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
Profile
Pitch
Data
Discussion
Business Overview

The Balloon Factory will operate primarily focused on generating high-margin beer/wine/liquor sales on site and will also engage (through our distributor) in regional distribution of own-branded contract brewed beer. Additionally, our location at 1060 Broadway will host a variety of events (e.g. rentals for weddings, parties, etc.) and experiences (e.g. Read more

FOUNDED

2018

FLOOR SPACE (SQ. FT)

2,500+ (indoor)

FLOOR SPACE (SQ. FT)

6,000+ (outdoor)

The Team
Benjamin Holmes
President
Ben Holmes is the president of FAB. Previously he worked at NASA, taught physics in the Middle East, built crispr.mit.edu, and founded AERONAUT, serving for 5 years as its president and CEO.
David Gerzofsky
Operations Director
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Bautista Gall
Operational Logistics Consultant
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This is a preview. It will become public when you start accepting investment.
The Opportunity

FAB Fermentation Arts is creating BALLOON FACTORY, a brewery and community space in Somerville Massachusetts. Our goal is to build on our successful beer brand, which specializes in high-end biotransformed IPAs, by adding a local facility in our home city which provides an exceptional tasting and guest feedback experience as we diversify our craft beer brand to include pioneering sour beers, barrel aged stouts, and for the first time, craft spirits, created by our founder, former Aeronaut Brewing Brewing founder and CEO Ben Holmes.

This project will integrate the FAB vision of "Beer For The Sake of Art" into our home community for incredible experiences centered around supporting the arts, especially focused on paying a living wage and creating career opportunities for professional artists while investing in our neighborhood, focusing on local community organizations.

Balloon Factory will be a brick and mortar brewery & blending facility and a welcoming community space for the Covid-10 era. Ours will be a first of its kind community space in the central hub of the former "Powderhouse School" in Someville's Teele Square. We are a large, welcoming facility, designed from a pandemic-safety first standpoint to create customer trust and capitalize upon new market opportunities in the COVID-19 era.

Our space is designed to support safe gathering of our community indoors and outdoors and fill a unique market niche in the covid-19 era. We will be built from the ground-up around good practices in the COVID-19 era. We have a large (~2500 sq ft) indoor and outdoor (~6000 sq ft) space which will be frequently used for artisanal markets and outdoor community gatherings. The size of our conjoined operations will allow us to safely sell to large numbers of guests during the COVID-19 pandemic while maintaining social distance. The presence of large floor-to-ceiling garage door ventilation portals in our space will enable continuous circulation of air.

BALLOON FACTORY will welcome our neighbors and customers into our space six days per week and encourage activities that enhance interaction and build relationships, while practising all the Covid-19 related safety precautions. Our spaces will provide a unique, comforting, and safe location for our community members to utilize during the work-from-home advisory and afford a sense of normalcy to our community members in the Covid-19 era and beyond. We will utilize both indoor and outdoor spaces as seating areas for our operations.

We will host social events, such as trivia nights, book readings & pop-up libraries in addition to family-centric events ranging from hands-on science demonstrations to Christmas ornament paintings. These types of activities build connections among members of our community helping to knit the fabric of the neighborhood we inhabit. All our spaces will be Covid compliant and will always maintain 6 ft. of social distance among our customers. The safety of our customers and staff will be of paramount importance and we will follow all local, state, and federal guidelines to safely run our operations and provide a safe community space to our guests.

Through our neighborhood outreach, charitable donations, and support of the arts and sciences, we will grow goodwill in our community.

We will participate vigorously in the vitalization of our neighborhood while at the same time leading high-visibility projects in global activism to develop a national brand that embodies the creative, innovative and pioneering spirit of Somerville.

Location

The area surrounding 1060 Broadway in Somerville's Ward 7 is a rapidly changing and developing community. Containing Tufts University and represented by Ward Councillor Katjana Ballantine and Councillors at large Will Mbah, Stephanie Hirsch, Mary Jo Rossetti, and Bill White, Somerville's 7th is affluent and dense but unique amongst the Somerville wards for lacking a well-defined central business district or primary community focal point. Powder House has the opportunity to become this center. We will initially lease the location on a revenue sharing basis for the first year of operations with an option to later buy it.

COVID-19 Safety Precautions

Keeping in mind local, state and federal safety guidelines, both our indoor and outdoor seating spaces will be set-up such that there is a 6 ft. social distance among all our customers. We will mandate face coverings for both our staff and customers at all times. We will also provide free bandanas to anyone entering our space without a face covering. The hand sanitizer stations will be installed at multiple places within our seating spaces. The use of bathroom will also be regulated, to not allow more than 40% of the total occupancy at a time. Wherever necessary, taped markings will be placed on the floor to maintain social distance.

Business Model

BALLOON FACTORY will operate 6 days per week with indoor and outdoor seating areas serving food, beers, coffee, kombucha; primarily focused on generating high-margin beer/wine/liquor sales on site and will also engage (through our distributor) in regional distribution of own-branded contract brewed beer. Our business model is designed to generate revenues from 6 separate streams with beer and food contributing bulk of our revenues. Additionally, our location at 1060 Broadway will host a variety of events (e.g. rentals for weddings, parties, etc.) and experiences (e.g. cocktail-making classes, wine & cheese flight nights, etc.) which will complement the brewery's operations, creating a destination space for regional customers. Our business model has factored the maximum occupancy load as advised by CDC in projecting our customer traffic and sales. The details can be accessed through our financial projections.

Alcohol Drinks Food Sales

We will initially acquire a blending and brewer's license and serve food with FAB contract-brewed beer. We will also serve high quality coffees and kombucha in a cafe setting providing the opportunity for our customers to use our indoor and outdoor spaces both during day and night. By the second year of our operations, we will acquire an "all-forms" pouring license, allowing us to serve hard liquor, cocktails and non-alcoholic drinks. Our space will generally be free, without a "cover charge" to enter during normal operating hours, however allowing community partners to occasionally charge for events. We will regulate the maximum occupancy load at both our indoor and outdoor spaces in accordance with CDC guidelines. Similar to The Center for Arts at the Armory, our long-term vision is to make BALLOON FACTORY a highly-programmed space that serves the local community with open doors and an alternative, local food/beer-centric revenue stream.

Bottle Subscription And Artwork

We will provide a contact-less, highly customizable, monthly Beer Bottle Subscription service to our customers. This extra service will afford us the opportunity to first preview our new beers to the subscribers and expand our loyal customer base. Our indoor space will also be utilized to display and sell the artworks made by the local artists on a commission basis. We will also provide free co-working space for local artists. By providing space for local artists to list and display their artwork, we hope to revitalize the local arts community and re-imagine our community space.

Event Rentals

We will initially provide our spaces for private events in accordance with local, state, and federal Covid-19 guidelines. The size of our outdoor space will allow us to easily accommodate small private events and regulate the maximum occupancy load. Although, by the second year of our operations, we envision the possibility of renting our spaces for large private events, yet, to keep our business plan simple, we have only factored the small private event rentals in our plan.

Paid Workspaces For Entrepreneurs

We will lease our spaces as coworking paid workspaces for local entrepreneurs on a monthly basis once we believe it is operationally viable post COVID-19 . With the availability of coffee, food, and presence of large open space at our location, local entrepreneurs will have affordable and lucrative options to lease small coworking spaces. Although, by the second year of our operations, we envision the possibility of leasing our spaces to local entrepreneurs, yet, to keep our business plan simple, we have not included it in our financial plan.

Legal and Government

All the permits and licenses required to operate our business at BALLOON FACTORY will be acquired in accordance with law.

Community Mission

Our company is influenced heavily by our team's past experience at AERONAUT, a 6-year old Somerville-based community/events space and craft brewery with more than $3M / year in gross revenues. Through trial, error, and the guidance of our board, we learned the importance of community engagement early-on. For our numerous efforts in this regard, we have been awarded the Somerville Business Neighbor of Year "Powderhouse Award", the Groundwork Golden Trowel Award and recognition by SCATV and Mayor Joe Curtatone amongst others. We believe that cultivating a strong community is absolutely essential in founding a neighborhood business and we include our community mission here.

Our mission is to brew beers that promote local arts and culture, fundraise and provide free space for charity and education, and build local community while fostering global activism. We will support local arts and culture in many ways. Our space will be designed to uniquely showcase the works and activities of creative locals. Somerville is known for its innovative blend of tech and arts, which will yield events showcasing unique media such as interactive projected imagery and sound-emitting objects. There are many modern dance groups and classical music composers in the area that are eager to find nontraditional venues at which to share their work. Local folk and bluegrass musicians are excited to exhibit their talents. There are numerous other local interest groups and clubs that need spaces to have meetings and share their interests, including bicycle clubs, graduate student groups, video game developer groups, and sports clubs. BALLOON FACTORY will welcome such groups, showcasing the world-class talents we have right in our backyard. Our company will make donations to a wide range of local charitable organizations such as from the Somerville Growing Center and the Boys and Girls Clubs of America. We will also regularly provide free space to nonprofits and charities for their fundraising, educational, and member appreciation events. Our company will make donations to a wide range of local charitable organizations such as from the Somerville Growing Center and the Boys and Girls Clubs of America. BALLOON FACTORY will regularly provide free space to nonprofits and charities for their fundraising, educational, and member appreciation events.

About Benjamin Holmes

Ben, our founder and owner, is the President of Coolship IO and FAB. Previously, he worked at NASA, taught physics in the Middle East, built crispr.mit.edu, and founded AERONAUT, serving for 5 years as its President and CEO.

Our Team

Our management team is led by Benjamin Holmes and comprised of experienced professionals in beer, hospitality, and event marketing, including substantial experience working with federal, state, and especially municipal governments to successfully operate a business. In addition to participating actively in the Somerville Zoning Overhaul, the Union Square Redevelopment, and engaging mentoring startup entrepreneurs, our experience includes the successful, multi-year application process for a special permit to operate one of Somerville's largest bars and single-operator events venues, AERONAUT. The management team will perform company administrative functions, including legal matters and interactions with local, state and federal government, and oversee company financials, taxes, and human resources. It will maintain the business plan and company vision and direct executive decision making.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Location Build-out $60,000

Custom Bar $4,000

Fixtures & Equipment $30,000

Mainvest Compensation $6,000

Total $100,000

Summary of Terms

Legal Business Name Coolship.IO, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

2×

Investment Multiple 1.75×

Business's Revenue Share 0.7%-1.8%

Minimum Investment Amount $100

Target Raise $100,000

Maximum Raise $250,000

Investment Round Close Date 10/30/2020

Repayment Schedule Quarterly

Securitization None

Maturity Date 1/1/2030

Documents

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

BALLOON FACTORY BUSINESS PLAN.pdf

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $2,155,494 $2,896,302 $3,459,773 $4,123,936 $4,536,330

Cost of Goods Sold $753,867 $1,012,667 $1,206,688 $1,435,130 $1,578,643

Gross Profit $1,401,627 $1,883,635 $2,253,085 $2,688,806 $2,957,687

EXPENSES

Rent & NNN Expenses $210,638 $198,000 $198,000 $198,000 $217,800

Staff Payroll $162,322 $186,670 $214,670 $246,871 $271,558

Management payroll $72,000 $72,000 $72,000 $72,000 $79,000

Payroll taxes & fees $46,864 $51,734 $57,334 $63,774 $70,152

Marketing $86,220 $115,852 $138,391 $164,957 $181,453

POS Expense $64,665 $86,889 $103,793 $123,718 $136,090

IT/Utilities/Maintenance $150,855 $202,741 $242,184 $288,676 $317,543

Professional Fees $12,000 $12,000 $12,000 $12,000 $13,200

Insurance $32,332 $43,445 $51,897 $61,859 $68,045

Art & Decor $32,332 $43,445 $51,897 $61,859 $68,045

Depreciation $30,000 $30,000 $30,000 $30,000 $9,000

Other Expenses $41,786 $53,342 $62,132 $72,493 $79,743

Operating Profit $459,613 $787,517 $1,018,787 $1,292,599 $1,446,058

This information is provided by The Balloon Factory by FAB Beer. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

Historical milestones

Coolship.IO LLC has been operating since May, 2018 and has since achieved the following milestones:

Achieved revenue of $27,207 in 2018, which then grew to $31,502 in 2019.
COGS were $479.97 in 2019, which implied gross profit margin of 99%.
Achieved profit of $6,810 in 2018, which then grew to $25,908 in 2018.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Coolship.IO LLC forecasts the following milestones:

Hire for the following positions by September, 2020: Manager, Bartender.
Achieve $4,536,330 revenue per year by 2025.
Achieve $1,704,992 profit per year by 2025.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of FAB // BALLOON FACTORY to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

FAB // BALLOON FACTORY operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

FAB // BALLOON FACTORY is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. FAB // BALLOON FACTORY competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from FAB // BALLOON FACTORY's core business or the inability to compete successfully against the with other competitors could negatively affect FAB // BALLOON FACTORY's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in FAB // BALLOON FACTORY's management or vote on and/or influence any managerial decisions regarding FAB // BALLOON FACTORY. Furthermore, if the founders or other key personnel of FAB // BALLOON FACTORY were to leave FAB // BALLOON FACTORY or become unable to work, FAB // BALLOON FACTORY (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which FAB // BALLOON FACTORY and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, FAB // BALLOON FACTORY is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

FAB // BALLOON FACTORY might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If FAB // BALLOON FACTORY is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt FAB // BALLOON FACTORY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect FAB // BALLOON FACTORY's financial performance or ability to continue to operate.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither FAB // BALLOON FACTORY nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

FAB // BALLOON FACTORY will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and FAB // BALLOON FACTORY is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although FAB // BALLOON FACTORY will carry some insurance, FAB // BALLOON FACTORY may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, FAB // BALLOON FACTORY could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect FAB // BALLOON FACTORY's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of FAB // BALLOON FACTORY's management will coincide: you both want FAB // BALLOON

FACTORY to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want FAB // BALLOON FACTORY to act conservative to make sure they are best equipped to repay the Note obligations, while FAB // BALLOON FACTORY might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If FAB // BALLOON FACTORY needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with FAB // BALLOON FACTORY or management), which is responsible for monitoring FAB // BALLOON FACTORY's compliance with the law. FAB // BALLOON FACTORY will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if FAB // BALLOON FACTORY is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if FAB // BALLOON FACTORY fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of FAB // BALLOON FACTORY, and the revenue of FAB // BALLOON FACTORY can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of FAB // BALLOON FACTORY to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by The Balloon Factory by FAB Beer. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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